                                                     ---------------------------
                        UNITED STATES                     OMB Number:  3235-0145
                SECURITIES AND EXCHANGE COMMISSION    Expires:  October 31, 1997
                    Washington, D.C.  20549             Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                             ExecuStay Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  30150K 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)


                          G. Cope Stewart, III, Esq.
              Senior Vice President and Associate General Counsel
                         Marriott International, Inc.
                              10400 Fernwood Road
                           Bethesda, Maryland 20817
                          Telephone:  (301) 380 6256
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 6, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule . 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D

--------------------------                                   -------------------
 CUSIP No.     30150K 10 0                                   Page 2  of 8  Pages
               -----------                                       ---   ---
--------------------------                                   -------------------

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Marriott International, Inc.
             -------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                                      (b) [_]
             -------------------------------------------------------------------

      3        SEC USE ONLY

             -------------------------------------------------------------------

      4        SOURCE OF FUNDS*
               WC

             -------------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

             -------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
             -------------------------------------------------------------------

                                   7  SOLE VOTING POWER
                  NUMBER OF           0
                                      ------------------------------------------

                   SHARES          8  SHARED VOTING POWER
                BENEFICIALLY          3,765,455 (1)
                  OWNED BY
                                      ------------------------------------------

                    EACH           9  SOLE DISPOSITIVE POWER
                  REPORTING           0
                                      ------------------------------------------

                   PERSON         10  SHARED DISPOSITIVE POWER
                    WITH              3,765,455 (1)

             -------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,765,455 (1)
             -------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  [_]
             -------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               45.7%(1)
             -------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               CO
             -------------------------------------------------------------------

-----------
(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                 Schedule 13D

--------------------------                                ----------------------
 CUSIP No.     30150K 10 0                                Page  3  of  8  Pages
               -----------                                     ---    ---
--------------------------                                ----------------------


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               MI Subsidiary I, Inc.
             -------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                       (b) [_]
             -------------------------------------------------------------------

      3        SEC USE ONLY
             -------------------------------------------------------------------

      4        SOURCE OF FUNDS*
               WC, OO
             -------------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             -------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
             -------------------------------------------------------------------

                                   7  SOLE VOTING POWER
                  NUMBER OF           0
                                      ------------------------------------------

                   SHARES          8  SHARED VOTING POWER
                BENEFICIALLY          3,765,455(2)
                  OWNED BY
                                      ------------------------------------------

                    EACH           9  SOLE DISPOSITIVE POWER
                  REPORTING           0
                                      ------------------------------------------

                   PERSON         10  SHARED DISPOSITIVE POWER
                    WITH              3,765,455 (2)

             -------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,765,455 (2)
             -------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  [_]
             -------------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               45.7% (2)
             -------------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               CO
             -------------------------------------------------------------------

------------
(2)  See footnote (1) on page 2.

                                 Schedule 13D

--------------------------                                ----------------------
 CUSIP No.     30150K 10 0                                Page  4  of  8  Pages
               -----------                                     ---    ---
--------------------------                                ----------------------

          This statement is filed by MI Subsidiary I, Inc. (the "Purchaser") and Marriott International, Inc. ("Marriott") with the U.S. Securities and Exchange Commission on January 15, 1999.

Item 1.  Security and Issuer:

          The name of the issuer is ExecuStay Corporation, a Maryland corporation (the "Company"), which has its principal executive offices at 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879.

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of the Company. The information set forth in the Introduction of the Offer to Purchase, a copy of which is attached hereto as Exhibit A (the "Offer to Purchase"), is incorporated herein by reference. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 2.  Identity and Background:

          (a) - (c) and (f) This statement is filed by the Purchaser, a Delaware corporation, and Marriott, a Delaware corporation of which the Purchaser is a wholly owned, direct subsidiary. Each of Marriott and the Purchaser has a principal place of business and a principal office at 10400 Fernwood Road, Bethesda, Maryland 20817. The information set forth in the Introduction, "THE TENDER OFFER -- 8. Certain Information Concerning Purchaser and Marriott," and
Schedule I ("Directors and Officers of Marriott and Purchaser") of the Offer to Purchase is incorporated herein by reference.

          (d) and (e) During the last five years, none of Purchaser, Marriott nor, to the best knowledge of Purchaser or Marriott, any of the persons listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

          The information set forth in "THE TENDER OFFER -- 9. Source and Amount of Funds" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" in the Offer to Purchase is hereby incorporated by reference.

          Pursuant to the Merger Agreement dated January 6, 1999, a copy of which is attached as Exhibit B, the source of funds and other consideration for the Merger are as follows: (1) the Cash Merger Consideration will be funded by a capital contribution to the Purchaser by Marriott, out of its working capital; and (2) Marriott will issue the Marriott Stock in exchange for the Preferred Shares to the Class A Holders and the Class B Holders in the Merger. The aggregate amount of the Cash Merger Consideration will be $14.00 multiplied by the number of shares of Common Stock outstanding at the time of the Merger, except for such shares owned by Marriott, the Purchaser or any subsidiary of Marriott, the Purchaser or the Company, which shares will be canceled in the Merger. The amount of Marriott Stock to be issued in the Merger will be (i)
0.4484 shares of Marriott Stock for each share of Class A Preferred Stock outstanding at the time of the Merger and (ii) .0.4829 shares of Marriott Stock for each share of Class B Preferred Stock outstanding at the time of the Merger.

          In the event that the Purchaser exercises its right to purchase shares of the Common Stock pursuant to the Options granted by the Option Grantors pursuant to the Stockholders Agreements dated

                                 Schedule 13D

--------------------------                                ----------------------
 CUSIP No.     30150K 10 0                                Page  5  of  8  Pages
               -----------                                     ---    ---
--------------------------                                ----------------------

January 6, 1999, copies of which are attached hereto as Exhibits C, D and E, Marriott will use its working capital to make a capital contribution to the Purchaser to fund such purchases.

Item 4.  Purpose of Transaction:

          (a) - (g), (j) The information set forth in the Introduction, "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference.

          Pursuant to the Merger Agreement, at the Effective Time the certificate of incorporation and bylaws of the Purchaser would become the certificate of incorporation and bylaws of the Surviving Corporation, and the officers and directors of The Purchaser would become the officers and directors of the Surviving Corporation. The business of the Company would be carried out by the Surviving Corporation as a wholly-owned, direct subsidiary of Marriott.

          (h) and (I) The information set forth in "THE TENDER OFFER -- 14. Effects of the Offer on the Market for Shares; Nasdaq Stock Market and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

          Except as disclosed in the Offer to Purchase, the Merger Agreement and the Stockholder Agreements, neither Marriott nor the Purchaser has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

          (a) - (c) The information set forth in the Introduction, "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference. As a result of the Purchaser's conditional option to purchase certain shares of the Common Stock beneficially owned by the Option Grantors, each of Marriott and the Purchaser may be deemed beneficially to own, and have shared voting and disposition power with respect to, an aggregate of 3,765,455 shares of the Common Stock (representing approximately 45.7% of the shares of Common Stock outstanding on January 6, 1999). Each of Marriott and the Purchaser, however, disclaims beneficial ownership of such shares of Common Stock, and this statement shall not be construed as an admission that either Marriott or the Purchaser is, for any or all purposes, the beneficial owner of the securities covered by this statement.

          (d) The information set forth in "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement; The Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference. Until the exercise of one or more Options relating to his or her shares of the Common Stock, each Option Grantor will retain the right to receive dividends from, and the proceeds from the sale of, such shares of the Common Stock.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          The information set forth in the Introduction, "THE TENDER OFFER -- 9. Certain Information concerning Purchaser and Marriott," "THE TENDER OFFER -- 11. Contacts with the Company; Background of the Offer and the Merger" and "THE TENDER OFFER -- 12. Purpose of the Offer; The

                                 Schedule 13D

--------------------------                                ----------------------
 CUSIP No.     30150K 10 0                                Page  6  of  8  Pages
               -----------                                     ---    ---
--------------------------                                ----------------------

Merger Agreement; The Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits:

Exhibit A    Offer to Purchase, dated January 12, 1999

Exhibit B    Merger Agreement, dated as of January 6, 1999, among the Company, the Purchaser and Marriott

Exhibit C    Stockholder Agreement, dated January 6, 1999, among the Purchaser,
             Marriott and certain executive officers of the Company

Exhibit D    Stockholder Agreement, dated January 6, 1999, among the Purchaser,
             Marriott and B. Anderson

Exhibit E    Stockholder Agreement, dated January 6, 1999, among the Purchaser,
             Marriott and K. Regan

                                 Schedule 13D

--------------------------                                ----------------------
 CUSIP No.     30150K 10 0                                Page  7  of  8  Pages
               -----------                                     ---    ---
--------------------------                                ----------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    January 15, 1999

                                    MARRIOTT INTERNATIONAL, INC.

                                    By:  /s/ G. Cope Stewart, III
                                         ------------------------
                                    Name:  G. Cope Stewart, III
                                    Title: Executive Vice President and
                                           General Counsel

                                    MI SUBSIDIARY I, INC.

                                    By:  /s/ G. Cope Stewart, III
                                         ------------------------
                                    Name:  G. Cope Stewart, III
                                    Title: Vice President

                                 Schedule 13D

--------------------------                                ----------------------
 CUSIP No.     30150K 10 0                                Page  8  of  8  Pages
               -----------                                     ---    ---
--------------------------                                ----------------------

                                 EXHIBIT INDEX

Exhibit A     Offer to Purchase, dated January 12, 1999

Exhibit B     Merger Agreement, dated as of January 6, 1999, among the Company, the Purchaser and Marriott

Exhibit C     Stockholder Agreement, dated January 6, 1999, among the Purchaser,
              Marriott and certain executive officers of the Company

Exhibit D     Stockholder Agreement, dated January 6, 1999, among the Purchaser,
              Marriott and B. Anderson

Exhibit E     Stockholder Agreement, dated January 6, 1999, among the Purchaser,
              Marriott and K. Regan